Contact

www.linkedin.com/in/tom-looby-a2b672b (LinkedIn)

Top Skills

Logistics
Negotiation
Cold Calling

Tom Looby

Customer Sales Manager at American Transport Group
Greater Chicago Area

Summary

Experienced Customer Sales Manager with a demonstrated history of working in the logistics and supply chain industry.   Lead a team of individuals focused on acquiring new clients. Skilled in Negotiation, Operations Management, Freight, Sales, and Cold Calling. Strong sales professional with a BS focused in Management from DePaul University.

Experience

American Transport Group, LLC
Customer Sales Manager
July 2006 - Present (16 years 9 months)
Chicago, IL

American Transport Group is one of the top Freight Brokerage Firms in the Chicagoland area with over $100 million in annual sales and growing with over 100 employees.

Determined price points and negotiated rates directly with clients by monitoring state and national markets.

I have personally worked with customers to select what mode, service, and equipment best suited their needs, from a single pallet of product to a truckload quantity.

Took every necessary step to make sure all of my customers needs were met no matter the situation.

Generated customers through daily cold calls, warm leads, referrals and prior relationships to build a book of business that continues to grow and evolve.

As of June 2017 - transitioned into current role of customer sales manager.

Lead a team of 8 salespeople and help develop strategy for landing new accounts and growing existing ones.

Education

DePaul University

BS, Management · (2002 - 2006)